FUNDRISE

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Real estate built around where America is growing

Over the last decade, one of the more consequential shifts in American real estate hasn't been in coastal cities — it's been in the Sunbelt. Population growth, job creation, and affordability have made markets like the Southeast, Texas, and the Mountain West among the most active regions for residential and industrial real estate demand in the country.

The Fundrise Flagship Real Estate Fund was built to invest directly into that trend. We believe demand for this type of housing is more structural than cyclical — driven by millennials entering their prime family-forming years, a persistent shortage of middle-income housing near job centers, and rental demand that continues to outpace supply.

The fund's approach is also disciplined on price: we aim to acquire assets at or below estimated replacement cost, rather than paying a premium for what's already happened. Since inception, the fund has grown to $1.1B[1] in net asset value.

The fund offers quarterly repurchase opportunities, though these are subject to limits and the fund's discretion — investors should plan for a long-term hold.

Start Investing in the Flagship Fund

[1] The net value of the fund's assets less its liabilities as of August 21, 2026.

Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Our $1.1B Fund

The Flagship Real Estate Fund holds a portfolio of more than 4,700 homes and millions of square feet of industrial space, concentrated in the parts of the country where we believe real estate fundamentals are strongest.

The largest allocation — nearly 68% — is in build-for-rent single-family home communities: purpose-built neighborhoods designed for renters who want the experience of a single-family home without the commitment of ownership. The remainder is spread across industrial facilities and multifamily properties, primarily in high-growth Sunbelt metros.

We aim to acquire assets at or below estimated replacement cost, a discipline that matters most in a market where prices have already climbed.

Today, the fund holds $1.1B[1] in net asset value across the portfolio.

Explore the Flagship Fund

[1] The net value of the fund's assets less its liabilities as of August 21, 2026.

Disclosure: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained here. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

The Fundrise Flagship Real Estate Fund is a growth-focused vehicle investing in build-for-rent housing communities and multifamily and industrial assets in the Sunbelt. The majority of potential returns are expected to come from long-term appreciation rather than current income.

The Fund offers quarterly liquidity through repurchase offers at no penalty, and NAV is updated daily. Low minimum to get started. Is long-term appreciation the kind of return profile you're looking for right now?

Happy to go deeper on the portfolio or current positioning — schedule a call or reply.

Best,
Thomas Eden
Senior Investor Relations Associate
